YOUNG MOUNTAIN TEA, INC.

Consolidated Financial Statements for the Years ended December 31, 2023, and 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Young Mountain Tea, Inc.
Marquette, Michigan

We have reviewed the accompanying consolidated financial statements of Young Mountain Tea, which comprise the consolidated balance sheets as of December 31, 2023, and 2022, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Young Mountain Tea, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC
August 23, 2024

36 STEWART STREET • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

YOUNG MOUNTAIN TEA INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2023 AND 2022
(unaudited)

ASSETS

	2023	2022
CURRENT ASSETS		
Cash and cash equivalents	$ 159,686	$ 213,290
Accounts receivable, net	27,289	62,564
Inventory	175,606	151,373
Prepaid expenses and other current assets	5,802	5,797
TOTAL CURRENT ASSETS	368,383	433,024
PROPERTY AND EQUIPMENT		
Property and equipment, net	2,821	3,005
OTHER ASSETS		
Loan receivable	350,000	-
TOTAL ASSETS	$ 721,204	$ 436,029

LIABILITIES AND SHAREHOLDERS' EQUITY

	2023	2022
CURRENT LIABILITIES		
Accounts payable	$ 99,129	$ 22,059
Accrued expenses	8,438	4,919
Line of credit	90,159	91,159
Notes payable - current portion	88,463	20,360
Convertible notes - current portion	318,094	-
TOTAL CURRENT LIABILITIES	604,283	138,497
LONG-TERM LIABILITIES		
Notes payable	197,219	124,241
Convertible notes	-	303,469
TOTAL LONG-TERM LIABILITIES	197,219	427,710
TOTAL LIABILITIES	801,502	566,207
SHAREHOLDERS' EQUITY		
Treasury stock, see note 8	(5,000)	(5,000)
Common stock, see note 8	11	11
Additional paid-in capital	91,054	90,865
Accumulated deficit	(166,363)	(216,054)
TOTAL SHAREHOLDERS' EQUITY	(80,298)	(130,178)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 721,204	$ 436,029

See independent accountant's review report and accompanying notes to financial statements.

YOUNG MOUNTAIN TEA INC.
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2023 AND 2022
(unaudited)

	2023	2022
REVENUES	$ 261,404	$ 450,638
COST OF GOODS SOLD	181,635	279,590
GROSS PROFIT	79,769	171,048
OPERATING EXPENSES		
Depreciation expense	53	762
General and administrative	76,512	44,470
Professional fees	97,453	79,915
Rent expense	14,356	16,581
Salaries and wages	151,832	132,601
Sales and marketing	31,484	116,569
TOTAL OPERATING EXPENSES	371,690	390,898
NET OPERATING LOSS	(291,921)	(219,850)
OTHER INCOME/(EXPENSES)		
Grant income, net of expenses	414,102	177,753
Other income	12	2,500
Write off of inventory	(39,311)	-
Loss on sale of fixed assets	(2,953)	-
Interest expense	(30,238)	(23,728)
TOTAL OTHER INCOME/(EXPENSES)	341,612	156,525
NET INCOME (LOSS)	$ 49,691	$ (63,325)

See independent accountant's review report and accompanying notes to financial statements.

YOUNG MOUNTAIN TEA INC.
CONSOLIDATED STATEMENTS OF EQUITY
DECEMBER 31, 2023 AND 2022
(unaudited)

	Treasury Stock		Common Stock		Additional Paid-in Capital	Members Equity	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount				
BEGINNING BALANCE, JANUARY 1, 2022	-	$ -		$ -	-	90,876	$ (152,729)	$ (61,853)
Conversion of Member Equity to Common Stock	-	-	1,101,472	11	90,865	(90,876)	-	$ -
Repurchase of Common Stock	10,000	(5,000)	(10,000)	-	-	-	-	$ (5,000)
Net loss	-	-	-	-	-	-	(63,325)	$ (63,325)
ENDING BALANCE, DECEMBER 31, 2022	10,000	$ (5,000)	1,091,472	$ 11	$ 90,865	$ -	$ (216,054)	$ (130,178)
Vesting of Stock Options	-	-	-	-	189	-	-	$ 189
Net income	-	-	-	-	-	-	49,691	$ 49,691
ENDING BALANCE, DECEMBER 31, 2023	**10,000**	**$ (5,000)**	**1,091,472**	**$ 11**	**$ 91,054**	**$ -**	**$ (166,363)**	**$ (80,298)**

YOUNG MOUNTAIN TEA INC. CONSOLIDATED STATEMENTS OF CASH FLOWS DECEMBER 31, 2023 AND 2022

(unaudited)

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 49,691	$ (63,325)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	53	762
Loss on sale of fixed assets	2,953	-
Stock compensation expense	189	-
(Increase) decrease in assets:		
Accounts receivable	35,275	(62,323)
Inventory	(24,233)	(59,752)
Prepaid expenses and other current assets	(5)	(3,809)
Increase (decrease) in liabilities:		
Accounts payable	77,070	4,891
Accrued expenses	3,519	4,829
Accrued interest	14,625	10,969
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	159,137	(167,758)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(2,822)	(643)
CASH USED FOR INVESTING ACTIVITIES	(2,822)	(643)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	-	292,500
Cash paid to treasury stock	-	(5,000)
Issuance of notes receivable	(350,000)	-
Issuance/(Repayment) of note payable	141,081	(49,228)
Repayment/(Draw) on line of credit	(1,000)	21,158
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(209,919)	259,430
NET INCREASE (DECREASE) IN CASH	(53,604)	91,029
CASH AT BEGINNING OF YEAR	213,290	122,261
CASH AT END OF YEAR	$ 159,686	$ 213,290
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 15,613	$ 12,759
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

   The Company
   The consolidated financial statements have been prepared to present the financial position and results of operations of the following entities (collectively, the "Company").

   Young Mountain Tea, Inc. was incorporated in the State of Delaware on January 7, 2022. The Company was originally organized as Young Mountain Tea, LLC in the State of Oregon on September 17, 2013.

   Almora Global, Inc. was incorporated in the State of Delaware on March 2, 2022. Almora Global, Inc. is fully owned and operated by Young Mountain Tea, Inc.

   The Company sells direct-sourced teas from India and Napal. The Company's mission is to work with Indian and Nepali communities to raise the quality of their tea, so they can earn more and raise the quality of their lives. One percent (1%) of the Company's sales goes to launch a farmer-owned tea factory in the Himalayas.

   Going Concern
   Since Inception, the Company has relied on funds from debt issuances and grants to fund its operations. As of December 31, 2023, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability generate funds through revenue producing activities.

   Fiscal Year
   The Company operates on a December 31st year-end.

   Principles of Consolidation and Basis of Accounting
   The consolidated financial statements include the accounts of Young Mountain Tea, Inc. and Almora Global, Inc. (collectively, the "Company). Almora Global, Inc. is fully owned and operated by Young Mountain Tea, Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

   Use of Estimates
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2023, and 2022, the Company held no cash equivalents.

1.   **Summary of Significant Accounting Policies (continued)**

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2023, and 2022, the Company believed all amounts in accounts receivable are collectable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2023, and 2022, the balance of inventory was:

	2023	**2022**
Finished Goods	$ 32,423	$ 4,293
Raw Materials	143,183	147,080
Total	$ 175,606	$ 151,373

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. All currently owned assets are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1. **Summary of Significant Accounting Policies (continued)**

Income taxes (continued)

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception and those losses covered the income generated in 2023. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Michigan.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption

1.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)
existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling tea. The Company's payments are generally collected net-30 from resellers. For the years ending December 31, 2023, and 2022, the Company recognized $261,404 and $450,638 in revenue, respectively.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date fair value of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2023, and 2022 was $189 and nil, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

3.   **Property and Equipment**

Property and equipment consisted of the following at December 31, 2023, and 2022:

Property and equipment at cost:	2023	2022
Equipment	$ 2,821	$ 2,300
Furniture and fixtures	-	5,709
	2,821	8,009
Less: Accumulated depreciation	-	(5,004)
Total	$ 2,821	$ 3,005

4.   **Convertible Notes**

During 2022, the Company issued several convertible promissory notes for a total of $292,500. The notes carry 5% per annum and maturity dates in 2024.

The convertible promissory notes are unsecured and are convertible into shares of the Company's stock upon a subsequent qualified financing event of at least $500,000, sale of the company or at the maturity date. The notes carry a 15% discount conversion and valuation caps of $2,500,000.

In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to the lesser of (i) 85% of the price per share paid by the other purchasers of the preferred stock sold in the qualified financing and (ii) an amount obtained by dividing 2,500,000 by the fully diluted capitalization of the Company. In the event that a qualified financing does not occur, the notes and accrued interest are convertible into the number of shares obtained by dividing 2,500,000 by the fully diluted capitalization of the Company. In the event of a conversion upon change of control, the notes and accrued interest are either due and payable immediately prior to the closing or convert the same way it would upon maturity.

5.   **Loan Receivable**

During 2023, the Company provided a loan to Champawat Tea Makers, a private limited company in India, in the amount of $350,000 as of December 31, 2023. The loan agreement is for two tranches. The first tranche is interest free. The second tranche, which has not been disbursed as of December 31, 2023 will be for $290,000 and will carry a 10.5% interest rate. Interest on the second tranche will start to accrue in April 2024 and the full loan will mature in April 2041. Interest only on the loan is due for the first two year, after such, the Company will receive $30,450 - $62,555 of annual payments. The loan has the option of converting into equity of the tea maker at the discretion of the Company.

6.   <u>**Notes Payable**</u>

Debt consisted of the following at December 31, 2023, and 2022:

	2023	**2022**
Contract note payable; interest at 3.06% per annum, maturing in April 2028, monthly payment of $2,831,	$ 137,688	$ -
Contract note payable; interest at 8% per annum (prepaid), maturing date undetermined, monthly payment of 2.8% of revenue, uncollateralized.	44,187	50,000
Contract note payable; interest at 3.75% per annum, maturing in June 2050, monthly payment of $193, collateralized by all Company assets.	38,873	39,714
Contract note payable; interest at 10% per annum, maturing in February 2025, monthly payment of $1,846,	24,295	27,541
maturing in May 2025, monthly payment of $1,560, uncollateralized.	23,753	-
Contract note payable; interest at 9% per annum, maturing in February 2025, monthly payment of $871, uncollateralized.	11,534	13,086
Contract note payable; interest at 10% per annum, maturing in February 2025, monthly payment of $231,	3,037	3,241
Contract note payable; interest at 12% per annum, maturing in March 2024, monthly payment of $554,	1,634	7,778
Contract note payable; interest at 10% per annum, maturing in March 2024, monthly payment of $231, uncollateralized.	681	3,241
	285,682	144,601
Less: Current portion of notes payable	88,463	20,360
Long term portion of notes payable	197,219	124,241

6.   Notes Payable (continued)

Maturity of the notes payable is as follows:

December 31, 2024	$ 88,463
December 31, 2025	51,172
December 31, 2026	38,836
December 31, 2027	39,868
December 31, 2028	18,059
Thereafter	49,284
	$ 285,682

7.   Line of Credit

The Company has a $100,000 line of credit with a commercial bank. The line of credit bears 3% interest. Minimum monthly payments on the line are interest only. The line of credit matures on July 15, 2024. As of December 31, 2023, and 2022, the Company had $90,159 and $91,159, respectively, outstanding on the line of credit.

8.   Equity

Treasury Stock
In fiscal 2022, the board of directors authorized a purchase of 10,000 shares of the Company's common stock, for an aggregate cost of $5,000.

Common Stock
Under the Company's articles of incorporation, the total number of shares of common stock that the Corporation has authority to issue is 10,000,000 shares, at a $0.00001 par value per share. As of December 31, 2023, and 2022, 1,101,472 shares have been issued and 1,091,472 outstanding.

Equity Incentive
The Company's 2023 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 293,689 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2023, 20,736 shares have been issued under the Plan, but a total of 13,782 were cancelled, leaving 6,954 shares outstanding under the Plan. No equity issuances occurred in 2022 or prior years.

9.   Going Concern

These financial statements are prepared on a going concern basis. The Company was organized on September 17, 2013 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

See independent accountant's review report.

10.   <u>**Subsequent Events**</u>

Loan Receivable
During 2024, the Company provided the tea maker with the second tranche of the loan, as required by the loan agreement. See Note 5 for further information.

Managements Evaluation
The Company has evaluated subsequent events through August 23, 2024, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.